# SEC Schedule 13G/A (Amendment No. 7) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Dell Technologies Inc., CIK 0001571996
CUSIP: 24703L202
Title of class of securities: Class C Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: One Dell Way, Round Rock, Texas (TX), 78682
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Amends the filing with accession number 0001123292-25-000226
Filed by CIK 0000908724

## Reporting persons
- Michael S. Dell: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); sole voting power 265,674,689; shared voting power 0; sole dispositive power 265,674,689; shared dispositive power 0; aggregate amount beneficially owned 265,674,689 (45.7% of the class)
  Comment: Rows 5 through 9 reflect (a) 246,834,081 shares of Class A common stock of the Issuer (the "Class A Common Stock") and (b) 16,158,273 shares of Class C common stock of the Issuer (the "Class C Common Stock") held of record by the reporting person plus (c) 2,682,335 shares of Class C Common Stock held by the Michael & Susan Dell Foundation. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.
  
  The percentage in row 11 is based on 333,917,807 shares of Class C Common Stock issued and outstanding as of December 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on December 9, 2025. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.

## Item 1. Issuer
Name of issuer: Dell Technologies Inc.
Address of issuer's principal executive offices: One Dell Way, Round Rock, Texas, 78682

## Item 2. Person Filing
Name of person filing:
This Amendment No. 7 to Schedule 13G is being filed by Michael S. Dell (the "Reporting Person").

The shares of Class A common stock, par value $0.01 per share (the "Class A Common Stock"), of the Issuer and the shares of Class C common stock, par value $0.01 per share (the "Class C Common Stock"), of the Issuer reflected in Item 4 exclude in each case 29,890,896 shares of Class A Common Stock and 1,380,000 shares of Class C Common Stock beneficially owned by Susan Lieberman Dell Separate Property Trust and Susan L. Dell, which the Reporting Person may be deemed to beneficially own.
Address of principal business office or, if none, residence: The address of the principal business office of the Reporting Person is One Dell Way, Round Rock, Texas 78682.
Citizenship: The Reporting Person is a citizen of the United States.

## Item 4. Ownership
Amount beneficially owned:
265,674,689

Amount beneficially owned includes (a) 246,834,081 shares of Class A Common Stock and (b) 16,158,273 shares of Class C Common Stock held of record by the reporting person plus (c) 2,682,335 shares of Class C Common Stock held by the Michael & Susan Dell Foundation.. Each share of Class A Common Stock is convertible into an equal number of shares of Class C Common Stock at any time. Assumes the conversion of the Class A Common Stock referred to above into shares of Class C Common Stock.
Percent of class:
45.7%

The percentage of class is based on 333,917,807 shares of Class C Common Stock issued and outstanding as of December 2, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q, filed on December 9, 2025. Assumes the conversion of the Class A Common Stock referred to in Item 4(a) into shares of Class C Common Stock.
Sole power to vote or to direct the vote: 265,674,689
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: 265,674,689
Shared power to dispose or to direct the disposition: 0

## Item 10. Certifications
Not applicable.

## Signatures
- Michael S. Dell: /s/ James Williamson, James Williamson, Attorney-in-Fact (02/06/2026)